SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Public Company having an Authorized Capital – CVM No. 016390
CNPJ No. 01,832,635/0001-18 – NIRE No. 35,300,150,007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

MATERIAL EVENT

TAM S.A. (the “Company”), in compliance with the provisions of Law No. 6,404/76 and Instruction No. 358/02 issued by the Brazilian Securities Commission (“CVM”), as amended, and also in compliance with Letter/CVM/SEP/GEA-2/No. 396/09, hereby provides the following information to its shareholders and the market in general:

1. As disclosed by the Company on December 21, 2009, the Company acquired on December 19, 2009 all the shares of the capital stock of Pantanal Linhas Aéreas S.A. (“Pantanal”) a company currently undergoing reorganization in court (recuperação judicial);

2. As compensation for the shares so acquired, the Company will pay to the sellers Thirteen Million Brazilian Reals (R$ 13,000,000.00);

3. In the period of nine months ended September 30, 2009, Pantanal had sales of R$38.760 million, and on such date Pantanal had a negative net worth of R$31.814 million. In the preceding years, Pantanal had sales of R$71.986 million in 2006, R$63.518 million in 2007 and R$56.483 million in 2008;

4. The purpose of the acquisition was to facilitate entry of the Company into scheduled air services markets of medium density, which in the view of the Company have a higher growth potential than the major centers now serviced by the Company via its subsidiary TAM Linhas Aéreas S.A. Moreover, the new routes will be linked with the destinations now serviced by the Company, which will make for better occupancy of the Company’s aircraft.

5. The acquisition of Pantanal is subject to satisfaction of certain conditions, particularly: (i) securing of the prior consent from ANAC, as per Section 185, Paragraph 2 of Law No. 7,565, dated December 19, 1986; (ii) the representations and warranties made by the Parties in the purchase agreement being complete, true and accurate; (iii) the conduct of Pantanal’s business in its normal course during the period from the execution of the purchase agreement and the transfer of the shares of the capital stock of Pantanal to the Company; and (iv) the preservation by Pantanal of all landing and take-off licenses now held by Pantanal, as stated in the purchase agreement; and

6. In due course, the Company will call a shareholders’ meeting to consider the ratification of the acquisition of all shares of the capital stock of Pantanal, pursuant to Paragraph 1 of Section 256 of Law No. 6.404/76, provided, further, that the shareholders that dissent from any action taken in connection with such acquisition will have a right to withdraw from the Company under Section 137 of the Corporation Law, subject to the following terms:

a. such right to withdraw may be exercised by those dissenting shareholders that submit proof of ownership of shares in the Company on December 21, 2009, excluding any transactions made on such date;

b. payment for the shares of the dissenting shareholders will be determined based on the net asset value of the Company, according to its balance sheet prepared on December 31, 2008;

c. the period of time within which to exercise the right to withdraw will be thirty (30) days after publication of the minutes of the shareholders’ meeting of the Company that takes action to approve the transaction;

d. payment for the shares will be made up to three business days after expiration of the period for exercise of the right to withdraw;

e. the Company does not have a standard application form to be used when asserting the right to withdraw; and

f. no specific documentation will be required of the custodians other than a written request from the dissenting shareholders to the Company to receive payment for their shares, within the assigned time limit.

São Paulo, December 23, 2009

Líbano Miranda Barroso
CEO and Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.